Exhibit 99.1

SPROTT PHYSICAL GOLD AND SILVER TRUST ESTABLISHES ATM PROGRAM

TORONTO, March 1, 2019 — Sprott Asset Management LP (“Sprott” or the “Manager”), on behalf of the Sprott Physical Gold and Silver Trust (NYSE: CEF) (TSX: CEF and CEF.U) (the “Trust”), is pleased to announce that it has entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”). The Sales Agreement is substantially similar to existing sales agreements between Cantor and other Sprott-managed physical bullion trusts.

Pursuant to the Sales Agreement, the Trust may, at its sole discretion and subject to its operating and investment restrictions, offer and sell trust units through an “at-the-market” offering program (the “ATM Program” or the “Offering”). The Trust intends to use the net proceeds from any sales under the ATM Program to acquire physical gold bullion and silver bullion in accordance with the Trust’s objective and subject to the Trust’s investment and operating restrictions. Under its governing trust agreement, the Trust may not issue trust units under the ATM Program unless the net proceeds from any sale of trust units thereunder are not less than 100% of the most recently calculated net asset value per trust unit immediately prior to, or upon, determination of pricing of any sales (the “Accretion Condition”). Given this Accretion Condition, any sales pursuant to the ATM Program are intended to be accretive to the Trust’s unitholders on a net asset value basis and are intended to lead to an increase in physical gold bullion and silver bullion owned per unitholder on an overall basis. Sprott also believes that the Trust may realize other secondary benefits from any sales made pursuant to the ATM Program including enhancing the trading liquidity of the trust units and decreasing the Trust’s operating expenses on a per unit basis.

Sales of trust units, if any, pursuant to the ATM Program would be made in transactions on the NYSE Arca or other existing trading markets that are deemed to be “at-the-market distributions” pursuant to National Instrument 44-102 Shelf Distributions.  A registration statement on Form F-10 (File No. 333-229639) relating to the securities being offered by the Trust has become effective under the U.S. Securities Act of 1933, as amended. The Offering is being made by means of a prospectus supplement dated March 1, 2019 to the prospectus contained in the registration statement, which has been filed with the U.S. Securities and Exchange Commission. Copies of the prospectus and prospectus supplement relating to the Offering may be obtained from the offices of Cantor Fitzgerald & Co., Attention: Equity Capital Markets — ATM Trading Group, 499 Park Ave, New York, NY, 10022, telephone: 212-829-7122 or by email at CFCEO@cantor.com.

No trust units will be sold on the TSX or on other trading markets in Canada as at-the-market distributions or otherwise.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

Cautionary Note Regarding Forward- Looking Statements

This document includes certain statements that constitute “forward-looking statements” and “forward looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements include statements regarding each of the Trust’s or the Manager’s intent, beliefs or current expectations with respect to the Trust and the ATM Program, including statements relating to the use of proceeds from any sales thereunder and the accretive and other effects of such sales relating to the liquidity of trust units and potential resulting economies of scale for the Trust. Such forward-looking statements are typically identified by words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, including, but not limited to, the risk that predictions and other forward-looking statements will not prove to be accurate, as well as the factors described under the heading “Risk Factors” in the Annual Information Form of the Trust for its fiscal year ended December 31, 2017.  Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Manager’s or each Trust’s control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements.

Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, neither the Manager nor the Trust assume any obligation to update, or to publicly announce the results of any change to, any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

For more information contact:

Glen Williams

Managing Director, Investor Relations

Telephone: 416-943-4394

Emaill: gwilliams@sprott.com